WATER has many faces


BWT – The Water Company



2008

SHAREHOLDER INFORMATION for the 1st half-year

BWT
BEST WATER TECHNOLOGY

BWT enjoys revenue and earnings growth in H1

The Best Water Technology Group (BWT) – Europe's market leader in water treatment – again generated a double-digit revenue increase in Q2 2008. Earnings growth lagged behind the higher revenue due to rising material prices, start-up costs in the new Point-of-Use business segment and the absence of the extraordinary income generated in the previous year.

BUSINESS PERFORMANCE in H1

Consolidated revenue: €215.7 million and up 10.5% year-on-year

In the first half of 2008, the BWT Group boosted its consolidated revenue by 10.5% from €195.2 million to €215.7 million. All business segments contributed to this growth in revenue:

Segment in € 1000's	1st half-year 2008	1st half-year 2007	+/– %
Austria/Germany	89,528	81,361	10.0%
France/Benelux	51,068	49,526	3.1%
Scandinavia	23,704	20,752	14.2%
Italy/Spain	18,622	16,923	10.0%
Switzerland/Others	32,767	26,619	23.1%
BWT Group	215,689	195,181	10.5%

The sound result of the first quarter (11%) was confirmed in the Q2 with a rise of 10.1%:

Segment in € 1000's	2nd quarter 2008	2nd quarter 2007	+/– %
Austria/Germany	51,203	45,762	11.9%
France/Benelux	26,609	25,686	3.6%
Scandinavia	12,624	11,296	11.8%
Italy/Spain	9,138	8,607	6.2%
Switzerland/Others	17,136	14,621	17.2%
BWT Group	116,710	105,972	10.1%

After the first six months, the Austria/Germany segment was still benefiting from the increase in the commercial/building business enjoyed in Q1 and the service business also grew by 10%. The France/Benelux segment generated a lower-than-average revenue increase of 3.1% in a difficult environment, with Q2 faring better at 3.6%. Thanks to a substantial improvement in Norway and in Finland and a 19% increase in its service/spare part sales, the Scandinavian HOH Group generated pleasing revenue growth of 14.2% in H1, lifting EBIT to 15.1% of revenue. The Italy/Spain segment recorded a jump of 6.2% in Q2. Despite the strained economic situation in Austria, total revenue growth amounted to 10% which is primarily due to the sound building business. The above-average positive performance in Poland and the Czech Republic as well as in Switzerland led to revenue that was 23.1% higher in the Switzerland/Others segment.

The Point-of-Entry business lifted its revenue by 9.4% during the first six months while the recently launched Point-of-Use business raised its revenue by 36.7%. The significantly higher revenue generated by BWT-water & more coffee machine filters and by water dispensers show that BWT has taken a right strategic step by moving into this business field. Following a slight rise in Q1 2008, the service business has now generated growth of 10.7% after six months, which is slightly above the Group average.

Eastern Europe's revenue climbed by an above-average 18.5% which means that these countries accounted for 7.7% of Group revenue (previous year: 7.2%). The BWT Group generated revenue in fuel cells of €1.2 million in the first half of the year compared with €1.0 million in the previous year.

The BWT Group's orders on hand totaled €61.6 million, which corresponds to a decrease of 5.9% year-on-year (2007: €65.4 million).

The higher material prices, an unfavorable product mix and start-up costs incurred in launching the point-of-use programs had a negative impact on the BWT Group's earnings position in H1, resulting in only a lower-than-average increase in EBIT of 0.7% to €20.9 million (previous year: €20.7 million). Last year's earnings also included extraordinary income of €0.8 million, which was due to the successful recovery of a receivable that had been written down.

Individual business segments' EBIT changed as follows:

Segment in € 1000's	1st half-year 2008	1st half-year 2007	+/– %
Austria/Germany	7,214	7,194	0.3%
France/Benelux	3,837	4,517	-15.1%
Scandinavia	3,591	2,678	34.1%
Italy/Spain	2,716	2,769	-1.9%
Switzerland/Others	3,510	3,556	-1.3%
BWT Group	20,868	20,714	0.7%

Following the EBIT reduction in the first quarter, an increase was generated in the second quarter of 2008 against the previous year of 8.2%, which was distributed across the individual segments as follows:

Segment in € 1000's	2nd quarter 2008	2nd quarter 2007	+/– %
Austria/Germany	5,691	4,236	34.4%
France/Benelux	1,947	2,932	-33.6%
Scandinavia	2,033	1,600	27.1%
Italy/Spain	1,196	1,241	-3.6%
Switzerland/Others	1,855	1,748	6.1%
BWT Group	12,722	11,757	8.2%

The cost of materials including changes in inventories climbed in H1 from 41.0% of revenue in the previous year to 41.7% which is primarily attributable to the higher material and component prices as well as the shift in the product mix.

EBIT: €20.9 million and up 0.7% year-on-year

Staff costs surged 10.5% to €64.0 million which is a 5.9% rise year-on-year to 2,389 employees. Since investments in new production facilities and several capacity expansions have been increased substantially over the past two years, primarily as a result of the launched Point-of-Use business, amortization and depreciation expense climbed 18.6% to €5.0 million. The net total of other operating income and expenses rose 11.1% to €35.9 million due to cost components, such as fuel costs for the fleet, therefore increasing at a faster rate than revenue. The extraordinary income generated in the previous year from a successfully recovered receivable of €0.8 million made itself felt here. Excluding this effect, the item would have grown by 8.4%.

On the one hand, the financial result was impacted as a result of lower income from participations in the amount of €0.5 million, on the other net interest income decreased by €0.1 million due to the higher working capital and the rising interest level. A negative financial result of €0.45 million was therefore generated instead of the positive financial result of the previous year of €0.15 million.

After six months, EBT was €20.4 million; compared with the previous year's figure of €20.9 million, this represents a decrease of 2.2%. Since the Group tax rate in the previous year of 29.0% improved to 25.7%, net profit was ultimately 2.5% above the previous year's figure of €14.8 million at €15.2 million.

Net profit for the period after minority interests: €15.1 million and up 1.2% year-on-year

Minority shares continue to have a limited influence on earnings, with which the BWT Group generated net profit of €15.1 million after minority interests, against €15.0 million in the previous year. Earnings per share were €0.85 in the first half-year against €0.84 in the comparable period of the previous year. The number of shares issued was reduced following a share buy-back program implemented in April and May by 39,404 shares to 17,794,096 shares.

Cash flow from earnings: €20.0 million (previous year: €19.1 million)

Cash flow from operating activities: €0.2 million (previous year: €-3.5 million)

The BWT Group's net worth and financial position remained robust: the cash flow from earnings improved in the first half-year from €19.1 million by 4.7% to €20.0 million and the cash flow from operating activities was just maintained positively in the first half-year at €0.2 million. A cash outflow of €-3.5 million was posted in this regard in the previous year. The higher cash flow from earnings and a more limited rise in stock in hand and customer requirements than in the previous year were the reasons for the improvement. Nevertheless, the BWT Management sees further room for improvement in the working capital, to be realized with targeted measures in recovered receivables and in stock management as well as combing through the product program.

Overall, the BWT Group has significantly extended its investments in tangible and intangible assets. In the first half-year of 2008, these amounted to €9.6 million, 81% more than in the comparable period of the previous year during which €5.3 million was spent. The development and extension of the Point-of-Use business and the creation of new, and adaptation of existing stock, production and sales space above all in Austria were the most important investment projects of the first half-year, in addition to the takeover of the standard product division of Christ Holland by the newly established BWT Netherlands as part of an asset deal involving €1.8 million. The cash flow from investment activities at the end of June 2008 was thus at €-11.1 million against €-5.9 million in the previous year.

The dividend distribution implemented at the beginning of June to the BWT shareholders amounted to €6.7 million, €0.5 million more than in 2007. €1.0 million was invested in the share buy-back program implemented in April/May of this year; 39,404 shares were bought back with an average price of €25.94 per share.

Equity: 44.4% of total assets (previous year: 40.3%)

Gearing: 32.1% (previous year: 34.5%)

Net debt rose by €17.7 million to €44.2 million, partly due to seasonal effects, compared to December 31 of the previous year and by €3.6 million compared to June 30, 2007 (€40.6 million). Gearing has therefore risen against the end of 2007 from 20.4% to 32.1%, although it improved against June 30, 2007, when it was 34.5%. As of June 30, 2008, the BWT Group's equity ratio amounts to 44.4% of total assets against 45.2% as of December 31 of the previous year and 40.3% as of June 30, 2007.

The number of employees within the BWT Group was 2,389 as of June 30, 2008 and was therefore 1.5% above the level at the end of the previous year (2,354) and 5.9% higher than was the case one year ago (2,255).

RISK POSITION

In the short term, the Management Board sees a rise in raw material and component prices, which cannot be compensated for with corresponding sales price increases, as well as a delay in market introduction of new products as the most significant threats to earnings of the BWT Group. Heightened savings behavior due to increasing economic fears and inflation could lead to leveling off of growth in terms of investment and consumer goods. However, experience has shown that the water treatment industry is less dependent upon the general economic situation than are other investment goods producers. Water treatment equipment developed by BWT according to the principle of optimization of ecology and economy should have better sales opportunities, especially in a difficult market environment.

OUTLOOK

The extension of the Point-of-Use product program, the optimization of the existing product portfolio in the BWT core business of Point-of-Entry, BWT's positioning as 'BWT – The Water Company' and the permanent monitoring and reduction of the working capital are the most important objectives of the BWT Management.

Due to the expected, continued generally difficult economic conditions and the consistent implementation of strategic growth initiatives of BWT, the Management Board expects consolidated net earnings of €24 million for 2008.

Mondsee, August 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

I. BWT Group: Consolidated income statement for H1

in € 1000's (unaudited)	1st half-year 2008 Amount	1st half-year 2007 Amount	2nd quarter 2008 Amount	2nd quarter 2007 Amount
REVENUE	215,688.7	195,180.9	116,710.2	105,972.1
Other operating income	2,929.2	3,031.6	1,803.7	1,391.5
Changes in inventories of finished goods and work in progress	50.6	1,738.3	–690.2	1,516.4
Work performed by the enterprise and capitalized	338.0	294.5	7.2	19.5
Cost of materials and cost of purchased services	–89,918.7	–81,738.6	–49,988.0	–47,701.2
Staff costs	–64,024.6	–57,918.3	–32,274.6	–28,411.8
Amortization and depreciation expense	–4,982.9	–4,202.2	–2,461.3	–2,046.7
Other operating expenses	–39,212.8	–35,672.6	–20,384.6	–18,982.8
PROFIT FROM OPERATING ACTIVITIES	20,867.5	20,713.6	12,722.4	11,757.0
Financial income	1,047.7	1,323.9	865.3	999.1
Financial expenses	–1,498.2	–1,168.7	–777.3	–673.3
Net profit before taxes	20,417.0	20,868.8	12,810.4	12,082.8
Taxes on income	–5,237.1	–6,056.2	–3,277.1	–3,585.8
Net profit for the period before minority interest	15,179.9	14,812.6	9,533.3	8,497.0
Of which attributable to:				
Shareholders of the parent company	15,130.6	14,950.1	9,433.9	8,566.3
Minority interests	49.3	–137.5	99.4	–69.3
Earnings per share (€):				
Basic = diluted	0.85	0.84	0.53	0.48
Average number of shares issued	17,818,939	17,833,500	17,804,379	17,833,500

II. Consolidated balance sheet as at June 30, 2008

in € 1000's	As at 30.6.2008 (unaudited)	As at 31.12.2007 (audited)
ASSETS		
Goodwill	29,278.3	28,315.8
Other intangible assets	17,302.2	16,533.8
Tangible assets	63,118.6	59,103.8
Financial assets	6,994.3	7,257.8
Accounts receivables	15.8	230.9
Receivables from companies with which a participation is held	129.6	129.6
Other receivables from third parties	944.2	370.4
Deferred tax claims	4,335.9	4,279.4
Long-term assets	122,118.9	116,221.5
Inventories	65,999.8	60,243.9
Accounts receivables	90,054.8	76,763.4
Receivables from long-term orders	11,298.1	9,072.2
Receivables from comanies with which a participation is held	349.7	278.7
Income tax reimbursement claims	1,895.5	2,649.9
Other receivables from third parties	6,610.1	5,945.6
Liquid funds	12,400.3	15,372.6
Current assets	188,608.3	170,326.3
TOTAL ASSETS	310,727.2	286,547.8

in € 1000's	As at 30.6.2008 (unaudited)	As at 31.12.2007 (audited)
EQUITY & LIABILITIES		
Issued capital	17,833.5	17,833.5
Capital reserves	17,095.8	17,095.8
Retained earnings	103,853.0	95,476.5
Treasury shares	–1,023.6	0.0
Other reserves	–151.6	–1,120.1
	137,607.1	129,285.7
Minority interests	330.2	347.4
Equity	137,937.3	129,633.1
Provisions for social capital	24,076.8	24,006.9
Deferred tax liabilities	5,026.1	4,929.2
Other provisions	1,501.5	1,514.8
Bonds	17,000.0	17,000.0
Interest-bearing financial liabilities	9,826.6	10,275.7
Other liabilities	1,026.8	997.7
Noncurrent liabilities	58,457.8	58,724.3
Current tax liabilities	4,064.7	3,443.5
Other provisions	18,111.8	18,925.5
Interest-bearing financial liabilities	29,797.7	14,548.4
Trade payables	33,646.2	33,401.1
Liabilities to other investees and investors	227.7	2,364.5
Other liabilities	28,484.0	25,507.4
Current liabilities	114,332.1	98,190.4
TOTAL EQUITY & LIABILITIES	310,727.2	286,547.8

III. Cash flow statement for H1

in € 1000's (unaudited)	1st half-year 2008	1st half-year 2007
Cash and cash equivalents as at January 1	15,372.6	14,223.4
Operating cash flow before changes in working capital	20,031.7	19,059.3
+/– Changes in working capital	–19,797.9	–22,537.6
Net cash from/used in operating activities	233.8	–3,478.3
Net cash used in investing activities	–11,130.6	–5,901.8
Net cash from financing activities	6,956.0	12,394.6
Other (changes in exchange rates etc.)	968.5	–244.2
Cash and cash equivalents as at June 30	12,400.3	16,993.7

IV. Changes in shareholders' equity

in € 1000's	Share capital	Capital reserve	Retained earnings	Treasury shares	Other reserves	Subtotal	Minority shares	Total
As of 31 December, 2007	17,833.5	17,095.8	95,476.5	0.0	–1,120.1	129,285.7	347.4	129,633.1
Net attributable profit	0.0	0.0	15,130.6	0.0	0.0	15,130.6	49.3	15,179.9
Currency translation	0.0	0.0	0.0	0.0	968.5	968.5	21.7	990.2
Result for the entire period	0.0	0.0	15,130.6	0.0	968.5	16,099.1	71.0	16,170.1
Dividend payment	0.0	0.0	–6,761.8	0.0	0.0	–6,761.8	0.0	–6,761.8
Share buyback Q2/2008	0.0	0.0	0.0	–1,023.6	0.0	–1,023.6	0.0	–1,023.6
Reclassification of negative minority shares	0.0	0.0	7.7	0.0	0.0	7.7	-7.7	0.0
Change in minorities	0.0	0.0	0.0	0.0	0.0	0.0	–80.5	–80.5
As of 30 June, 2008	17,833.5	17,095.8	103,853.0	-1,023.6	-151.6	137,607.1	330.2	137,937.3

in € 1000's	Share capital	Capital reserve	Retained earnings	Treasury shares	Other reserves	Subtotal	Minority shares	Total
As of 31 December, 2006	17,833.5	17,095.8	74,659.1	0.0	–1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	14,950.1	0.0	0.0	14,950.1	–137.5	14,812.6
Currency translation	0.0	0.0	0.0	0.0	–244.2	–244.2	-5.3	–249.5
Result for the entire period	0.0	0.0	14,950.1	0.0	–244.2	14,705.9	–142.8	14,563.1
Dividend payment	0.0	0.0	–6,241.7	0.0	0.0	–6,241.7	0.0	–6,241.7
Change in minorities	0.0	0.0	0.0	0.0	0.0	0.0	10.6	10.6
As of 30 June, 2007	17,833.5	17,095.8	83,367.5	0.0	–1,327.2	116,969.6	566.2	117,535.8

V. Notes to the interim consolidated financial statements as of June 30, 2008

1. General disclosures and principles
These interim consolidated financial statements of BWT Aktiengesellschaft, which is headquartered at Walter-Simmer-Strasse 4, 5310 Mondsee in Austria, were prepared in accordance with the principles of International Financial Reporting Standards, the provisions for interim reporting (IAS 34) under the supervision of the Management Board and approved for publication by the Management Board resolution of July 25, 2008.

The interim consolidated financial statements do not include all the information and details required in the consolidated annual financial statements. Therefore, the interim financial statements should be read in conjunction with the most recent consolidated annual financial statements for the year ended December 31, 2007, to which reference is made, particularly in relation to the use of the same accounting policies.

The consolidated group grew by one company compared with December 31, 2007 to a total of 58 companies. Two companies (one in Austria and one in the Netherlands) were established. A real estate company was merged in Switzerland. The only company proportionately consolidated to date will be consolidated in full from these interim financial statements onward due to the acquisition of a majority interest.

2. Seasonal nature of the business
Due to shifts in the product mix, lower profitability can generally be expected for the second half of the year while the distribution of revenue remains stable. Product launches and cases of first-time consolidation following acquisitions may also lead to fluctuations in the breakdown of revenue and earnings by period.

3. Dividend payments
The dividend of €0.38 per share approved at the Annual General Meeting of May 20, 2008 – which amounts to a total of €6,761,756 for the 17,794,096 shares already issued when this figure became payable – was distributed on June 2, 2008. €6,241,725 (€0.35 per share for the 17,833,500 shares issued) was paid out last year.

4. Other operating income
Other operating income can be broken down as follows:

in € 1000's, 1.1. – 30.6. (unaudited)	2008	2007
Gains on the disposal of property, plant and equipment	195.9	38.2
Rental/lease income and royalties	564.6	214.8
Income from the reversal of provisions	55.2	145.2
Income from bonus/fee and commission agreements	234.1	180.3
Miscellaneous	1,879.4	2,453.1
TOTAL	2,929.2	3,031.6

Miscellaneous other income relates mainly to proceeds from the further settlement of transport costs and administration services. Miscellaneous other income for the first half of 2007 includes income from recovered receivables on which bad debt allowances had been charged worth €840.9 thousand.

5. Net financial income/net finance costs

in € 1000's, 1.1. – 30.6. (unaudited)	2008	2007
Income from equity investments	536.0	1.071.4
Income from other securities	16.4	16.4
Other interest and similar income	495.3	236.1
Finance income	1,047.7	1,323.9
Interest and similar expenses	–1,498.2	–1,168.7
Financial expenses	–1,498.2	–1,168.7

6. Taxes on income

in € 1000's, 1.1. – 30.6. (unaudited)	2008	2007
Corporate income tax for the period	–5,177.5	–5,639.8
Corporate income tax for previous years	–19.2	–314.2
Change in deferred taxes	–40.4	–102.2
TOTAL	–5,237.1	–6,056.2

7. Segment reporting

1.1. – 30.6.2008 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Overall total
External revenue	89,528.0	51,067.6	23,703.7	18,621.9	32,767.5	0.0	215,688.7
Internal revenue	6,676.2	1,964.6	225.5	9.8	756.4	–9,632.5	0.0
Subtotal	96,204.2	53,032.2	23,929.2	18,631.7	33,523.9	–9,632.5	215,688.7
Segment result (EBIT)	7,214.1	3,837.0	3,591.1	2,715.6	3,509.7	0.0	20,867.5
Net financial income/net finance costs							–450.5
Taxes on income							–5,237.1
Minority interests							–49.3
Net profit for the period attributable to shareholders of the parent company							15,130.6

1.1. – 30.6.2007 in € 1000's	Austria/ Germany	France/ Benelux	Scandinavia	Italy/Spain	Switzerland/ Others	Elimination	Overall total
External revenue	81,361.2	49,526.1	20,751.4	16,922.5	26,619.7	0.0	195,180.9
Internal revenue	6,740.4	2,362.3	133.7	30.2	691.3	–9,957.9	0.0
Subtotal	88,101.6	51,888.4	20,885.1	16,952.7	27,311.0	–9,957.9	195,180.9
Segment result (EBIT)	7,194.3	4,516.5	2,678.0	2,768.6	3,556.2	0.0	20,713.6
Net financial income/net finance costs							155.2
Taxes on income							–6,056.2
Minority interests							137.5
Net profit for the period attributable to shareholders of the parent company							14,950.1

8. Noncurrent assets
In the first six months of the 2008 fiscal year, the BWT Group invested a total of €9,606.3 thousand (previous year: €5,345.7 thousand) in property, plant and equipment and intangible assets, and €0.8 thousand (previous year: €988.7 thousand) in noncurrent financial assets.

Asset disposals at a residual carrying amount of €1,106.3 thousand (previous year: €387.2 thousand) led to gains of €187.7 thousand (previous year: €38.2 thousand). €1,954.3 thousand (previous year: €239.8 thousand) was spent on acquiring companies. The item is primarily attributable to the takeover of the remaining interests held by third parties in two Hungarian subsidiaries and further part payment of the purchase price for an acquisition carried out in the previous year.

9. Financing activities
Interest-bearing financial liabilities increased by €14,800.2 thousand in the first six months. This is attributable to the increased need for working capital during the first half of 2008 as well as a rise in investment activities. The chief source of financing was short-term bank lines.

10. Other liabilities and uncertain obligations
The Company has assumed the following liabilities and guarantees:

in € 1000's	30.6.2008 (unaudited)	30.6.2007 (audited)
Liabilities, guarantees	11,381.1	13,767.2
Liabilities on bills	561.9	460.6
TOTAL	11,943.0	14,227.8

The liabilities and guarantees include liabilities of €314.2 thousand (December 31, 2007: €483.9 thousand) for subsidiaries of the CHRIST Group, for which BWT AG is exempted from liability by CHRIST WATER TECHNOLOGY AG, Mondsee.

The BWT Group is constructing a new center for water technology near Budapest. The center will be home to BWT and CHRIST companies, and possibly also to companies outside of these groups. For this reason, BWT AG has concluded a long-term operating lease with total investments of around €8 million and a term of 15 years.

11. Derivative financial instruments

In order to hedge against the risk of interest rate changes, the BWT Group concluded the following derivatives:

30.6.2008 (unaudited)	Nominal amount in € 1000's	Market value in € 1000's
Interest rate swap 1999 – 2009	17,000.0	699.7
Interest rate swap 1999 – 2009	17,000.0	130.0
Interest rate swap 2006 – 2008	600.0	–5.8
Interest rate swap 2007 – 2009	17,000.0	169.7

30.6.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Sale of swaption 2006–2013	EUR thou.	3,600.0	–2.4

In order to hedge currency risks, the following currency forwards contracts were concluded by the BWT Group:

30.6.2008 (unaudited)	Currency	Nominal amount	Market value in € 1000's
Forward sales - USD against DKK	USD thou.	250.9	11.3
Forward sales - USD against EUR	USD thou.	100.0	–1.4

12. Related party disclosures

Due to the fact that the main shareholders of BWT Aktiengesellschaft are also shareholders of CHRIST WATER TECHNOLOGY AG, also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with related parties.

In the first six months of 2008, companies in the CHRIST Group supplied companies in the BWT Group with materials to the value of €1,050.6 thousand (previous year: €1,357.0 thousand) and services worth €466.6 thousand (previous year: € 375.8 thousand). Conversely, the deliveries and services provided by the BWT Group to the CHRIST Group amounted to €2,902.0 thousand (previous year: €6,334.5 thousand) during the same period, mainly due to Switzerland-based Christ Aqua AG's deliveries for the CHRIST Group. As of the balance sheet date for the interim financial statements (June 30, 2008), the BWT Group had receivables from the CHRIST Group of €1,253.4 thousand (previous year: €3,113.9 thousand) and liabilities of €912.6 thousand (previous year: € 483.9 thousand).

Andreas Weissenbacher, Chairman of the BWT AG Management Board, is a managing director of Aqua Engineering GmbH which belongs to the CHRIST Group.

The Anna International Ltd management has provided the Company with a subordinated loan to the amount of €1,500.0 thousand. €1,050.0 thousand had been used as of June 30, 2008.

13. Other disclosures

Significant events after the balance sheet date

There were no reportable events after the balance sheet date of the interim financial statements that were significant for valuation as of June 30, 2008.

Mandatory information about waiving an inspection by an auditor

These interim consolidated financial statements have neither been audited nor inspected by an auditing company.

Declaration of the Management Board in accordance with Article 87 of the Börsegesetz (BörseG – Austrian Stock Exchange Act)

The undersigned Management Board members hereby declare that, to the best of their knowledge, these interim financial statements, prepared in accordance with the International Financial Reporting Standards (IFRSs), in particular IAS 34 (Interim Reporting), present as true and fair a view as possible of the net assets, financial position and results of operations of the BWT Group.

Mondsee – July 25, 2008

The Management Board

Andreas Weissenbacher
Chief Executive Officer

Gerhard Speigner
Chief Financial Officer

Financial Calendar 2008:

Q3 2008 report	14 November 2008

Information and inquiries:

BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Straße 4
Phone +43/6232/5011-1113
Fax +43/6232/5011-1019
E-mail: investor.relations@bwt-group.com

www.bwt-group.com

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